April 20, 2007
BY FACSIMILE AND EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N. W.
Washington, DC 20549

Re:	Martek Biosciences Corporation
Form 10-K for Fiscal Year Ended October 31, 2006
File No. 0-22354
Dear Mr. Rosenberg:
This letter is in response to your letter dated March 30, 2007 to Mr. Steve Dubin, Chief Executive Officer and Director of Martek Biosciences Corporation (“Martek” or the “Company”), regarding comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company’s Form 10-K for Fiscal Year Ended October 31, 2006.
We respectfully submit the following responses of the Company with respect to each comment contained in the March 30, 2007 letter. For ease of reference, each of the staff’s comments is set forth in italic type immediately before the corresponding response.
Form 10-K for the year ended October 31, 2006
Notes to Consolidated Financial Statements
Note 6: Inventories, page 58
1.	Your table indicates that you classified $12 million of inventory as long-term for the first time in fiscal 2006, yet your inventory reserve remained approximately the same as the amount recorded in fiscal 2005. We are unable to locate any disclosure indicating how you determined the long-term portion of your inventory or why you acquired inventory that you apparently do not expect to utilize in the next 12 months. We were also unable to locate any disclosure regarding the shelf-lives of your materials and the impact of holding long-

U.S. Securities and Exchange Commission
Division of Corporate Finance
April 20, 2007

term inventory on your obsolescence reserves. Please provide us information in a disclosure-type format for here and/or MD&A, as appropriate, that indicates:
•	the products or products associated with your long-term inventory;

•	the classification of this inventory, in terms of raw materials, work-in-process or finished goods;

•	the amounts of inventory for these products that you have classified as current assets;

•	how you determined the split between current and long-term portions;

•	the business purpose for acquiring inventory that you apparently do not expect to utilize within the next 12 months

•	the shelf-lives of the products involved;

•	the impact on your liquidity of carrying this inventory;

•	the expected time period you will carry this inventory; and

•	the impact of carrying this inventory on your obsolescence reserves and why your reserve remained approximately the same as at October 31, 2005
Company Response
Martek Biosciences Corporation produces and sells the nutritional oils, DHA-T and ARA, for use in infant formula. In addition, the Company produces and sells the nutritional oil, DHA-S, for use in nutritional supplements, animal feed and foods and beverages. As of October 31, 2006, the Company’s total inventory value was $112 million. Of this amount, $91 million related to DHA-T and ARA, which represented approximately six to nine months’ supply of such inventory based upon forecasted sales levels. The remainder of the inventory balance related to DHA-S.
Prior to fiscal 2006, the Company outsourced a major portion of the production of its DHA-S. However, during fiscal 2006, the Company began the full internal production of DHA-S. The assumption of such production efforts required the Company to complete several production campaigns of DHA-S, which occurred over a period of approximately six months during fiscal 2006. The following are the primary purposes for this initial production campaign.
Purpose 1. Establish competencies in the large-scale production of DHA-S and ensure that sufficient inventory was on-hand for existing and potential new nutritional supplement and food and beverage customers.
Because the Company is generally the sole source supplier of DHA to its customers, in order to effectively market to large companies (its target market), the Company determined that it needed to demonstrate that its internal production capabilities would allow for the satisfaction of increased future supply requirements of existing and potential customers. Furthermore, Martek needed to ensure that sufficient inventory was available if its existing or potential new food and beverage customers launched a product in the short-term.
Purpose 2. Provide a basis for which our processes could be qualified by Martek’s quality assurance/quality control department.

U.S. Securities and Exchange Commission
Division of Corporate Finance
April 20, 2007

The production of DHA-S is extremely complex. Consequently, in order to comply with the Good Manufacturing Practices (“GMP”) requirements for food production, the Company’s rigid quality control procedures require multiple large-scale production runs in order to qualify its internal production processes, thereby permitting sale of the resulting product.
As a result of the aforementioned business reasons, the Company increased its DHA-S inventory during fiscal 2006. Specifically, as noted above, the Company had $21.0 million of DHA-S inventory on-hand at October 31, 2006, which was comprised of $15.5 million of work-in-process inventory and $5.5 million of finished goods inventory. Generally accepted accounting principles define “long-term” assets as those assets not expected to be realized or converted to cash within one year. Based on projected sales volumes for fiscal 2007, the Company classified $12 million of DHA-S inventory as long-term at October 31, 2006 as these amounts were expected to be realized after October 31, 2007. The $12 million classified as long-term is work-in-process material that is either in a biomass or crude oil form and is maintained in a frozen state. Consistent with all of the Company’s DHA products and past history, the total shelf-life of DHA-S is at least 4 years when kept in a frozen state. Total and interim (after each production step) shelf-lives are estimated to be as follows:

Inventory Classification	Production Step	Shelf-Life
Work-in-progress	Biomass	1 year
Work-in-progress	Crude oil	1 year
Finished goods	Finished oil	2 years
	Total Shelf-Life	4 years

The timing of converting DHA-S from biomass to crude oil or from crude oil to finished oil is solely at the Company’s discretion. Based on past experience, it has almost never been the case that material in either a biomass or crude oil form has expired, but rather this material has been converted to the next production form and the overall shelf life has been extended. Throughout the Company’s history, there have been virtually no disposals of inventory due to an expiration of shelf- life.
Based on the Company’s projected growth in revenues from nutritional supplement, animal feed and food and beverage customers, management anticipates that all DHA-S on-hand at October 31, 2006 will be sold by mid-to-late fiscal 2008. As such, based on these projected sales and the planned minimal production of DHA-S during fiscal 2007, management anticipates that as of October 31, 2007, no DHA-S inventory will be classified as long-term. Furthermore, based upon this predicted timing of conversion to revenue and remaining shelf-life, management does not believe that any realizability reserves are needed against the DHA-S inventory and does not expect that carrying this inventory will materially affect the Company’s overall liquidity.
After considering its overall materiality and associated low risk, the Company will add the disclosure along the following lines to its “Inventories” financial statement note, updated as

U.S. Securities and Exchange Commission
Division of Corporate Finance
April 20, 2007

needed, in future quarterly or annual filings of the Company where the balance sheets therein include inventory classified as long-term.
“During fiscal 2006, the Company began the full internal production of its non-infant formula DHA (“DHA-S”), which is used in and sold for applications in the nutritional supplements, animal feed and food and beverage markets. In order to establish competencies in the large-scale production of DHA-S, the Company completed several DHA-S production campaigns during fiscal 2006. Consequently, the Company’s DHA-S inventory increased during this period to $21 million, ultimately resulting in $12 million of DHA-S work-in-progress inventory being classified as long-term as of October 31, 2006. Inventory levels are evaluated by management based upon product demand, shelf-life, future marketing plans and other factors, and reserves for obsolete and slow-moving inventories are recorded for amounts that may not be realizable. Management believes that all inventories currently classified as long-term are fully realizable and expects that by October 31, 2007, all such inventory will be classified as current.”
Please note that if deemed material to the Company’s overall financial position, including liquidity, Martek will also add disclosure related to its long-term inventory to the “Liquidity and Capital Resources” section of MD&A in its future quarterly and annual filings.
Note 7; Property, Plant and Equipment, page 59
2.	You disclose that you have $90.7 million of assets held for future use at October 31, 2006 and $37.5 million at October 31, 2005. In your policy disclosure on page 54 you indicate that you depreciate your fixed assets when they are placed into service. In your Production disclosure of MD&A on page 35 you disclose that you completed your Kingstree facility expansion in 2005 and restructured your production capacity in October 2006 by transferring a substantial portion of production formerly taking place in your Winchester facility to Kingstree. It appears that you do not depreciate your “assets held for future use” even though they appear to be available for use. Please clarify for us specifically what the term “placed in service” encompasses and whether you depreciate “assets held for future use.” If you do not depreciate these assets, please tell us why and reference for us the authoritative literature you rely upon to support your accounting.
Company Response
As indicated in my message to Mr. Brunhofer, the Company is continuing to work with its advisors, including its auditors, to thoroughly address the questions raised by the staff’s comment and expects to finalize its research and respond to the staff’s comment by April 27, 2007.
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As requested in the comment letter, we confirm to you as follows on behalf of the Company:
The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) comments from the Commission or changes to disclosure in

U.S. Securities and Exchange Commission
Division of Corporate Finance
April 20, 2007

response to such comments do not foreclose the Commission from taking action with respect to the filing, and (iii) the Company may not assert comments of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions, comments and advice of the staff to me at 410-659-2741 or William Intner at 410-659-2778.
Very truly yours,
/s/ MICHAEL J. SILVER
Michael J. Silver

cc:	Mark Brunhofer, Securities and Exchange Commission
Steve Dubin, Martek Biosciences Corporation
Pete Buzy, Martek Biosciences Corporation